Exhibit 99.3

Consolidated Statements of Earnings

(Unaudited)

	Third quarter		Nine months ended Sept 30
($ millions)	2004	2003	2004	2003
REVENUES	2 315	1 788	6 311	4 873
EXPENSES
Purchases of crude oil and products	806	530	2 114	1 282
Operating, selling and general (notes 2 and 6)	396	341	1 241	1 037
Energy marketing and trading activities (note 3)	118	89	295	226
Transportation and other costs	40	29	96	99
Depreciation, depletion and amortization (note 2)	183	156	534	457
Accretion of asset retirement obligations (note 2)	6	8	19	20
Exploration	10	8	48	41
Royalties (note 12)	153	32	381	112
Taxes other than income taxes	129	124	371	304
(Gain) loss on disposal of assets	3	(2)	3	(4)
Project start-up costs	1	7	23	12
Financing expenses (income) (note 4)	(47)	7	50	(46)
	1 798	1 329	5 175	3 540
EARNINGS BEFORE INCOME TAXES	517	459	1 136	1 333
PROVISION FOR INCOME TAXES (notes 2 and 9)
Current	19	—	43	42
Future	161	168	326	518
	180	168	369	560
NET EARNINGS	337	291	767	773
Dividends on preferred securities, net of tax (note 11)	—	(7)	(6)	(20)
Revaluation of US$ preferred securities, net of tax (note 11)	—	1	(6)	30
Net earnings attributable to common shareholders	337	285	755	783

PER COMMON SHARE (dollars)
Net earnings attributable to common shareholders (note 5)
Basic	0.74	0.63	1.67	1.74
Diluted	0.73	0.61	1.64	1.63
Cash dividends	0.06	0.05	0.17	0.1425

See accompanying notes.

Consolidated Balance Sheets

(Unaudited)

($ millions)	September 30 2004	December 31 2003
ASSETS
Current assets
Cash and cash equivalents	135	388
Accounts receivable	682	505
Inventories (note 13)	438	371
Future income taxes	63	15
Total current assets	1 318	1 279
Property, plant and equipment, net (note 2)	9 725	8 936
Deferred charges and other	319	286
Total assets	11 362	10 501
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term debt	12	31
Accounts payable and accrued liabilities (note 12)	1 269	970
Income taxes payable	15	9
Taxes other than income taxes	48	49
Future income taxes	1	1
Total current liabilities	1 345	1 060
Long-term debt (note 10)	2 335	2 448
Accrued liabilities and other (note 2)	697	616
Future income taxes (note 2)	2 397	2 022
Shareholders’ equity (see below)	4 588	4 355
Total liabilities and shareholders’ equity	11 362	10 501

SHAREHOLDERS’ EQUITY

	Number		Number
	(thousands)		(thousands)
Preferred securities (note 11)	—	—	17 540	476
Share capital	453 421	636	451 184	604
Contributed surplus		26		7
Cumulative foreign currency translation		(36)		(26)
Retained earnings (note 2)		3 962		3 294
		4 588		4 355

See accompanying notes.

Consolidated Statements of Cash Flows

(unaudited)

	Third quarter		Nine months ended Sept 30
($ millions)	2004	2003	2004	2003
OPERATING ACTIVITIES
Cash flow from operations	585	584	1 497	1 555
Decrease (increase) in operating working capital
Accounts receivable	43	(123)	(176)	(88)
Inventories	37	31	(66)	(2)
Accounts payable and accrued liabilities	47	(14)	301	76
Taxes payable	9	32	6	22
Cash flow from operating activities	721	510	1 562	1 563
CASH USED IN INVESTING ACTIVITIES	(478)	(583)	(1 174)	(1 237)
NET CASH SURPLUS (DEFICIENCY) BEFORE FINANCING ACTIVITIES	243	(73)	388	326
FINANCING ACTIVITIES
Increase (decrease) in short-term debt	(25)	6	(19)	7
Net increase (decrease) in other long-term debt	(109)	159	(84)	(200)
Redemption of preferred securities (note 11)	—	—	(493)	—
Issuance of common shares under stock option plan	7	4	27	10
Dividends paid on preferred securities	—	(11)	(9)	(34)
Dividends paid on common shares	(27)	(21)	(72)	(60)
Deferred revenue	11	—	11	—
Cash (used in) provided by financing activities	(143)	137	(639)	(277)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	100	64	(251)	49
EFFECT OF FOREIGN EXCHANGE ON CASH AND CASH EQUIVALENTS	(2)	(2)	(2)	(2)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	37	—	388	15
CASH AND CASH EQUIVALENTS AT END OF PERIOD	135	62	135	62

See accompanying notes.

Consolidated Statements of Changes in Shareholders’ Equity

(unaudited)

($ millions)	Preferred Securities	Share Capital	Contributed Surplus	Cumulative Foreign Currency Translation	Retained Earnings
At December 31, 2002, as previously reported	523	578	—	—	2 357
Retroactive adjustment for change in accounting policy, net of tax (note 2)	—	—	—	—	(61)
At December 31, 2002, as restated	523	578	—	—	2 296
Net earnings	—	—	—	—	773
Dividends paid on preferred securities, net of tax	—	—	—	—	(20)
Dividends paid on common shares	—	—	—	—	(60)
Issued for cash under stock option plan	—	10	—	—	—
Issued under dividend reinvestment plan	—	4	—	—	(4)
Stock-based compensation expense	—	—	5	—	—
Foreign currency translation adjustment	—	—	—	(12)	—
Revaluation of US$ preferred securities	(38)	—	—	—	30
At September 30, 2003	485	592	5	(12)	3 015

At December 31, 2003, as previously reported	476	604	7	(26)	3 364
Retroactive adjustment for change in accounting policy, net of tax (note 2)	—	—	—	—	(70)
At December 31, 2003, as restated	476	604	7	(26)	3 294
Net earnings	—	—	—	—	767
Dividends paid on preferred securities, net of tax	—	—	—	—	(6)
Dividends paid on common shares	—	—	—	—	(72)
Issued for cash under stock option plan	—	27	—	—	—
Issued under dividend reinvestment plan	—	5	—	—	(5)
Stock-based compensation expense	—	—	19	—	—
Foreign currency translation adjustment	—	—	—	(10)	—
Revaluation of US$ preferred securities	7	—	—	—	(6)
Reclassification of issue costs for preferred securities	10	—	—	—	(10)
Redemption of preferred securities (note 11)	(493)	—	—	—	—
At September 30, 2004	—	636	26	(36)	3 962

See accompanying notes.

Schedules of Segmented Data

(unaudited)

	Oil Sands		Natural Gas		Energy Marketing and Refining – Canada		Refining and Marketing – U.S.A.		Corporate and Eliminations
											Third quarter
											Total
($ millions)	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
EARNINGS
Revenues
Operating revenues	836	681	135	127	785	661	437	228	—	1	2 193	1 698
Energy marketing and trading activities	—	—	—	—	121	90	—	—	—	—	121	90
Intersegment revenues	110	75	5	2	—	—	—	—	(115)	(77)	—	—
Interest	—	—	—	—	—	—	1	—	—	—	1	—
	946	756	140	129	906	751	438	228	(115)	(76)	2 315	1 788
Expenses
Purchases of crude oil and products	33	8	—	—	533	452	353	150	(113)	(80)	806	530
Operating, selling and general	193	186	22	18	105	92	23	20	53	25	396	341
Energy marketing and trading activities	—	—	—	—	118	89	—	—	—	—	118	89
Transportation and other costs	27	19	5	7	1	1	7	2	—	—	40	29
Depreciation, depletion and amortization	126	113	29	25	18	15	9	2	1	1	183	156
Accretion of asset retirement obligations	5	6	1	1	—	1	—	—	—	—	6	8
Exploration	—	1	10	7	—	—	—	—	—	—	10	8
Royalties	122	9	31	23	—	—	—	—	—	—	153	32
Taxes other than income taxes	7	6	—	1	90	90	32	27	—	—	129	124
(Gain) loss on disposal of assets	4	—	—	—	(1)	(2)	—	—	—	—	3	(2)
Project start-up costs	1	3	—	—	—	—	—	4	—	—	1	7
Financing expenses (income)	—	—	—	—	—	—	—	—	(47)	7	(47)	7
	518	351	98	82	864	738	424	205	(106)	(47)	1 798	1 329
Earnings (loss) before income taxes	428	405	42	47	42	13	14	23	(9)	(29)	517	459
Income taxes	(165)	(146)	(19)	(21)	(13)	(4)	1	(9)	16	12	(180)	(168)
Net earnings (loss)	263	259	23	26	29	9	15	14	7	(17)	337	291

	Oil Sands		Natural Gas		Energy Marketing and Refining – Canada		Refining and Marketing – U.S.A.		Corporate and Eliminations
											Third quarter
											Total
($ millions)	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
CASH FLOW BEFORE FINANCING ACTIVITIES
Cash flow from (used in) operating activities:
Cash flow from (used in) operations
Net earnings (loss)	263	259	23	26	29	9	15	14	7	(17)	337	291
Exploration expenses
Cash	—	—	2	2	—	—	—	—	—	—	2	2
Dry hole costs	—	—	8	5	—	—	—	—	—	—	8	5
Non-cash items included in earnings
Depreciation, depletion and amortization	126	113	29	25	18	15	9	2	1	1	183	156
Future income taxes	162	144	18	20	2	11	4	5	(25)	(12)	161	168
Current income tax provision allocated to Corporate	3	2	1	1	11	(7)	(5)	4	(10)	—	—	—
(Gain) loss on disposal of assets	4	—	—	—	(1)	(2)	—	—	—	—	3	(2)
Stock-based compensation expense	—	—	—	—	—	—	—	—	10	2	10	2
Other	(5)	3	(2)	1	2	2	(1)	—	(70)	(9)	(76)	(3)
Overburden removal outlays	(51)	(35)	—	—	—	—	—	—	—	—	(51)	(35)
Increase (decrease) in deferred credits and other	7	2	1	—	(9)	(1)	(1)	—	10	(1)	8	—
Total cash flow from (used in) operations	509	488	80	80	52	27	21	25	(77)	(36)	585	584
Decrease (increase) in operating working capital	18	(87)	26	15	(9)	(2)	82	44	19	(44)	136	(74)
Total cash flow from (used in) operating activities	527	401	106	95	43	25	103	69	(58)	(80)	721	510
Cash from (used in) investing activities:
Capital and exploration expenditures	(305)	(212)	(53)	(49)	(67)	(31)	(52)	(8)	(8)	(5)	(485)	(305)
Acquisition of Denver refinery and related assets	—	—	—	—	—	—	—	(272)	—	—	—	(272)
Deferred maintenance shutdown expenditures	(1)	(8)	—	—	4	(3)	(1)	—	—	—	2	(11)
Deferred outlays and other investments	—	—	—	—	—	1	—	—	—	(1)	—	—
Proceeds from disposals	2	—	3	3	—	2	—	—	—	—	5	5
Total cash (used in) investing activities	(304)	(220)	(50)	(46)	(63)	(31)	(53)	(280)	(8)	(6)	(478)	(583)
Net cash surplus (deficiency) before financing activities	223	181	56	49	(20)	(6)	50	(211)	(66)	(86)	243	(73)

	Oil Sands		Natural Gas		Energy Marketing and Refining – Canada		Refining and Marketing – U.S.A.		Nine months ended September 30
									Corporate and Eliminations		Total
($ millions)	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
EARNINGS
Revenues
Operating revenues	2 317	1 991	358	383	2 227	2 043	1 098	228	1	2	6 001	4 647
Energy marketing and trading activities	—	—	—	—	316	225	—	—	(8)	—	308	225
Intersegment revenues	302	264	63	14	—	—	—	—	(365)	(278)	—	—
Interest	—	—	—	—	—	—	1	—	1	1	2	1
	2 619	2 255	421	397	2 543	2 268	1 099	228	(371)	(275)	6 311	4 873
Expenses
Purchases of crude oil and products	75	12	—	—	1 544	1 398	859	150	(364)	(278)	2 114	1 282
Operating, selling and general	657	620	61	55	297	274	94	20	132	68	1 241	1 037
Energy marketing and trading activities	—	—	—	—	303	226	—	—	(8)	—	295	226
Transportation and other costs	63	77	16	19	2	1	15	2	—	—	96	99
Depreciation, depletion and amortization	376	341	86	67	51	44	16	2	5	3	534	457
Accretion of asset retirement obligations	15	16	3	3	1	1	—	—	—	—	19	20
Exploration	15	10	33	31	—	—	—	—	—	—	48	41
Royalties	289	24	92	88	—	—	—	—	—	—	381	112
Taxes other than income taxes	21	18	2	2	260	257	88	27	—	—	371	304
(Gain) loss on disposal of assets	7	—	(3)	—	(1)	(4)	—	—	—	—	3	(4)
Project start-up costs	23	8	—	—	—	—	—	4	—	—	23	12
Financing expenses (income)	—	—	—	—	—	—	—	—	50	(46)	50	(46)
	1 541	1 126	290	265	2 457	2 197	1 072	205	(185)	(253)	5 175	3 540
Earnings (loss) before income taxes	1 078	1 129	131	132	86	71	27	23	(186)	(22)	1 136	1 333
Income taxes	(345)	(495)	(51)	(51)	(30)	(24)	(3)	(9)	60	19	(369)	(560)
Net earnings (loss)	733	634	80	81	56	47	24	14	(126)	(3)	767	773

As at September 30
TOTAL ASSETS	8 708	7 677	817	756	1 274	1 025	549	480	14	35	11 362	9 973
CAPITAL EMPLOYED (1)	4 182	4 163	410	373	528	523	241	290	211	87	5 572	5 436

(1) Excludes capitalized costs related to major projects in progress.

	Oil Sands		Natural Gas		Energy Marketing and Refining – Canada		Refining and Marketing U.S.A.		Nine months ended September 30
									Corporate and Eliminations		Total
($ millions)	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
CASH FLOW BEFORE FINANCING ACTIVITIES
Cash flow from (used in) operating activities:
Cash flow from (used in) operations
Net earnings (loss)	733	634	80	81	56	47	24	14	(126)	(3)	767	773
Exploration expenses
Cash	—	—	13	7	—	—	—	—	—	—	13	7
Dry hole costs	—	—	20	24	—	—	—	—	—	—	20	24
Non-cash items included in earnings
Depreciation, depletion and amortization	376	341	86	67	51	44	16	2	5	3	534	457
Future income taxes	335	486	46	49	2	4	10	5	(67)	(26)	326	518
Current income tax provision allocated to Corporate	10	9	5	2	28	20	(7)	4	(36)	(35)	—	—
(Gain) loss on disposal of assets	7	—	(3)	—	(1)	(4)	—	—	—	—	3	(4)
Stock-based compensation expense	—	—	—	—	—	—	—	—	19	5	19	5
Other	(13)	6	6	4	(5)	7	(9)	—	(26)	(117)	(47)	(100)
Overburden removal outlays	(163)	(132)	—	—	—	—	—	—	—	—	(163)	(132)
Increase (decrease) in deferred credits and other	10	6	—	—	—	(1)	2	—	13	2	25	7
Total cash flow from (used in) operations	1 295	1 350	253	234	131	117	36	25	(218)	(171)	1 497	1 555
Decrease (increase) in operating working capital	25	4	(11)	18	—	2	38	44	13	(60)	65	8
Total cash flow from (used in) operating activities	1 320	1 354	242	252	131	119	74	69	(205)	(231)	1 562	1 563
Cash from (used in) investing activities:
Capital and exploration expenditures	(778)	(641)	(160)	(125)	(132)	(69)	(97)	(8)	(25)	(15)	(1 192)	(858)
Acquisition of Denver refinery and related assets	—	—	—	—	—	—	—	(272)	—	—	—	(272)
Deferred maintenance shutdown expenditures	(1)	(100)	—	—	(21)	(5)	(7)	—	—	—	(29)	(105)
Deferred outlays and other investments	(3)	(9)	—	—	(12)	—	—	—	8	(2)	(7)	(11)
Proceeds from disposals	42	—	10	5	2	4	—	—	—	—	54	9
Total cash (used in) investing activities	(740)	(750)	(150)	(120)	(163)	(70)	(104)	(280)	(17)	(17)	(1174)	(1237)
Net cash surplus (deficiency) before financing activities	580	604	92	132	(32)	49	(30)	(211)	(222)	(248)	388	326

>>                Notes to the Consolidated Financial Statements

(unaudited)

1. ACCOUNTING POLICIES

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and follow the same accounting policies and methods of computation as, and should be read in conjunction with, the most recent annual financial statements, except for the accounting policy change as described in note 2, Asset Retirement Obligations.

In the opinion of management, these interim consolidated financial statements contain all adjustments of a normal and recurring nature necessary to present fairly Suncor Energy Inc.’s (Suncor) financial position at September 30, 2004 and the results of its operations and cash flows for the three and nine month periods ended September 30, 2004 and 2003.

Certain prior period comparative figures have been reclassified to conform to the current period presentation.

2. ASSET RETIREMENT OBLIGATIONS

On January 1, 2004, the company retroactively adopted the new Canadian accounting standard related to “Asset Retirement Obligations” (ARO). Under the new standard a liability is recognized for the future retirement obligations associated with the company’s property, plant and equipment. The fair value of the ARO is recorded on a discounted basis. This amount is capitalized as part of the cost of the related asset and amortized to expense over its useful life. The liability accretes until the company settles the obligation. The 2003 and estimated 2004 impact of adopting this standard compared to the previous standard is:

CHANGE IN CONSOLIDATED BALANCE SHEETS

	As at September 30
($ millions, increase/(decrease))	2004	2003
Property, plant and equipment	204	213
Future income tax assets	34	38
Total assets	238	251

Accrued liabilities and other	305	323
Retained earnings	(67)	(72)
Total liabilities and shareholders’ equity	238	251

CHANGE IN CONSOLIDATED STATEMENTS OF EARNINGS

	Third Quarter		Nine months ended September 30
($ millions, increase/(decrease))	2004	2003	2004	2003
Depreciation, depletion and amortization	3	2	7	5
Accretion of asset retirement obligations	6	8	19	20
Operating, selling and general expenses	(11)	(6)	(32)	(17)
Future income taxes	—	—	3	3
Net earnings	2	(4)	3	(11)
Per common share – basic (dollars)	—	(0.01)	0.01	(0.02)
Per common share – diluted (dollars)	—	(0.01)	0.01	(0.02)

The following table presents the reconciliation of the beginning and ending aggregate carrying amount of the obligations associated with the retirement of property, plant and equipment.

	As at September 30
($ millions)	2004	2003
Asset retirement obligations, beginning of year	401	400
Liabilities incurred	—	—
Liabilities settled	(21)	(18)
Accretion of asset retirement obligations	19	20
Asset retirement obligations, end of period	399	402

The total undiscounted amount of estimated cash flows required to settle the obligations is approximately $1 billion for each of 2003 and 2004, and has been discounted using a credit-adjusted risk free rate of 6%. Payments to settle the ARO occur on an ongoing basis and will continue over the lives of the operating assets, which can exceed 35 years.

A significant portion of the company’s assets have retirement obligations for which the fair value cannot be reasonably determined because the assets currently have an indeterminate life. The asset retirement obligation for these assets will be recorded in the first period in which the lives of the assets are determinable.

3. ENERGY MARKETING AND TRADING ACTIVITIES

In addition to those financial derivatives used for hedging activities, the company also uses energy derivatives, including physical and financial swaps, forwards and options to gain market information and earn trading revenues. These energy trading activities are accounted for using the mark-to-market method and as such physical and financial energy contracts are recorded at fair value at each balance sheet date. For the quarter ended September 30, 2004, a net pretax gain of $3 million (2003 – $nil) from the settlement and revaluation of financial contracts was reported as energy marketing and trading activities in the Consolidated Statements of Earnings. In the third quarter the settlement of physical trading activities also resulted in a net pretax gain of $2 million (2003 – pretax gain of $1 million). For the nine month period ended September 30, 2004 a pretax gain of $9 million was recorded on financial contracts (2003 – pretax loss of $3 million). Year-to-date settlement of physical trading activities resulted in a net pretax gain $7 million (2003 – pretax gain of $4 million). The above amounts do not include the impact of related general and administrative costs. The fair value of unsettled (unrealized) energy trading assets and liabilities are as follows:

($ millions)	September 30 2004	December 31 2003
Energy trading assets	20	5
Energy trading liabilities	9	5

The source of the valuations of the above contracts is based on actively quoted prices and internal model valuations.

4. FINANCING EXPENSES (INCOME)

	Third quarter		Nine months ended September 30
($ millions)	2004	2003	2004	2003
Interest on debt	36	35	112	103
Capitalized interest	(17)	(15)	(39)	(38)
Net interest expense	19	20	73	65
Foreign exchange (gain) on long-term debt	(77)	(11)	(29)	(123)
Other foreign exchange (gain) loss	11	(2)	6	12
Total financing expenses (income)	(47)	7	50	(46)

5. RECONCILIATION OF BASIC AND DILUTED EARNINGS PER COMMON SHARE

	Third quarter			Nine months ended September 30
($ millions)	2004		2003	2004		2003
Net earnings attributable to common shareholders	337		285	755		783
Dividends on preferred securities, net of tax	—	(a)	7	—	(a)	20
Revaluation of US$ preferred securities, net of tax	—	(a)	(1)	—	(a)	(30)
Adjusted net earnings attributable to common shareholders	337		291	755		773

(millions of common shares)
Weighted-average number of common shares	453		450	453		449
Dilutive securities:
Options issued under stock-based compensation plans	7		5	9		5
Redemption of preferred securities by the issuance of common shares	—	(a)	20	—	(a)	22
Weighted-average number of diluted common shares	460		475	462		476

(dollars per common share)
Basic earnings per share (b)	0.74		0.63	1.67		1.74
Diluted earnings per share (c)	0.73		0.61	1.64		1.63

Note: An option will have a dilutive effect under the treasury stock method only when the average market price of the common stock during the period exceeds the exercise price of the option.

(a)          For the nine months ended September 30, 2004, diluted earnings per share is the net earnings attributable to common shareholders divided by the weighted-average number of diluted common shares. Dividends on preferred securities, the revaluation of US$ preferred securities and the redemption of preferred securities by the issuance of common shares have an anti-dilutive impact, therefore they are not included in the calculation of diluted earnings per share. The company redeemed its preferred securities in the first quarter of 2004 and accordingly, no revaluations or dividends were recorded in the third quarter of 2004.

(b)         Basic earnings per share is the net earnings attributable to common shareholders divided by the weighted-average number of common shares.

(c)          Diluted earnings per share is the adjusted net earnings attributable to common shareholders, divided by the weighted-average number of diluted common shares.

6. STOCK-BASED COMPENSATION

A common share option gives the holder the right, but not the obligation, to purchase common shares at a predetermined price over a specified period of time.

After the date of grant, employees and directors that hold options must earn the right to exercise them. This is done by the employee or director fulfilling a time requirement for service to the company, and with respect to certain options, is subject to accelerated vesting should the company meet predetermined performance criteria. Once this right has been earned, these options are considered vested.

The predetermined price at which an option can be exercised is equal to or greater than the market price of the common shares on the date the option is granted.

A performance vesting share unit is an award entitling employees to receive cash to varying degrees contingent upon Suncor’s shareholder return relative to a peer group of companies.

(a) Stock Option Plans

Under the SunShare long-term incentive plan, the company granted 256,000 options in the third quarter of 2004, for a total of 1,452,000 options granted in the nine months ended September 30, 2004 (491,000 options granted during the third quarter of 2003; 1,087,000 granted in the nine months ended September 30, 2003).

During October 2004, Suncor met the predetermined performance criteria for the accelerated vesting of 2,097,000 common share options to executive and non-executive employees. The vested options represent approximately 20% of the outstanding common share options granted under the SunShare Performance Stock Option Plan. In the third quarter, the company recognized an additional $5 million of stock-based compensation expense related to the vesting of these options.

Under the company’s other plans, 1,000 options were granted in the third quarter of 2004, for a total of 1,285,000 options granted in the nine months ended September 30, 2004 (55,000 options granted during the third quarter of 2003; 1,898,000 granted in the nine months ended September 30, 2003).

The fair values of all common share options granted during the period are estimated as at the grant date using the Black-Scholes option-pricing model. The weighted-average fair values of the options granted during the various periods and the weighted-average assumptions used in their determination are as noted below:

	Third quarter		Nine months ended September 30
	2004	2003	2004	2003
Quarterly dividend per share	$0.06	$0.05	$0.06 *	$0.05 *
Risk-free interest rate	4.12%	4.40%	3.76%	4.41%
Expected life	6 years	8 years	6 years	7 years
Expected volatility	29%	29%	29%	32%
Weighted-average fair value per option	$12.50	$9.65	$11.84	$9.98

*            In 2004, a quarterly dividend of $0.05 per share was paid in the first quarter, and quarterly dividends of $0.06 were paid in the second and third quarters. In 2003, a quarterly dividend of $0.0425 per share was paid in the first quarter, and quarterly dividends of $0.05 were paid in the second and third quarters.

Stock-based compensation expense recognized in the third quarter of 2004 related to stock option plans was $10 million (2003 – $2 million). For the nine months ended September 30, 2004 stock-based compensation expense recognized was $19 million (2003 – $5 million).

Common share options granted prior to January 1, 2003 are not recognized as compensation expense in the Consolidated Statements of Earnings. The company’s reported net earnings attributable to common shareholders and earnings per share prepared in accordance with the fair value method of accounting for stock-based compensation would have been reduced for all common share options granted prior to 2003 to the pro forma amounts stated below:

	Third quarter		Nine months ended September 30
($ millions, except per share amounts)	2004	2003	2004	2003
Net earnings attributable to common shareholders – as reported	337	285	755	783
Less: compensation cost under the fair value method for pre-2003 options	20	5	41	24
Pro forma net earnings attributable to common shareholders for pre-2003 options	317	280	714	759
Basic earnings per share
As reported	0.74	0.63	1.67	1.74
Pro forma	0.70	0.62	1.58	1.69
Diluted earnings per share
As reported	0.73	0.61	1.64	1.63
Pro forma	0.69	0.60	1.55	1.58

(b) Performance share units (PSUs)

In the third quarter of 2004 the company did not issue any PSUs under its employee incentive compensation plan (353,000 PSUs issued for the nine months ended September 30, 2004). PSUs granted replace the remuneration value of reduced grants under the company’s stock option plans. PSUs vest and are settled in cash approximately three years after the grant date to varying degrees (0%, 50%, 100% and 150%) contingent upon Suncor’s performance. Performance is measured by reference to the company’s total shareholder return (stock price appreciation and dividend income) relative to a peer group of companies. Expense related to the PSUs is accrued based on the price of common shares at the end of the period and the probability of vesting. This expense is recognized on a straight-line basis over the term of the grant. Pretax expense recognized for PSUs in the third quarter of 2004 was $1 million ($3 million for the nine months ended September 30, 2004).

7. EMPLOYEE FUTURE BENEFITS LIABILITY

The company’s pension plans are described in the notes to the 2003 Consolidated Financial Statements. The following is the status of the net periodic benefit cost for the third quarter and the nine months ended September 30.

	Pension Benefits
	Third quarter		Nine months ended September 30
	2004	2003	2004	2003
Current service costs	6	5	18	14
Interest costs	8	8	25	24
Expected return on plan assets	(6)	(5)	(18)	(15)
Amortization of net actuarial loss	5	5	14	16
Net periodic benefit cost	13	13	39	39

	Other Post-retirement Benefits
	Third quarter		Nine months ended September 30
	2004	2003	2004	2003
Current service costs	1	1	4	2
Interest costs	2	2	5	5
Amortization of net actuarial loss	—	—	1	1
Net periodic benefit cost	3	3	10	8

8. SUPPLEMENTAL INFORMATION

	Third quarter		Nine months ended September 30
($ millions)	2004	2003	2004	2003
Interest paid	47	59	125	130
Income taxes paid	6	4	38	39

STRATEGIC CRUDE OIL HEDGES AT SEPTEMBER 30, 2004

	Quantity (bbl/day)	Average Price (US$/bbl) (a)	Revenue Hedged (Cdn$ millions) (b)	Hedge Period (c)
Swaps	68 000	23.93	189	2004
Costless collars	11 000	21.00 – 23.65	27 – 30	2004
Swaps	36 000	22.77	378	2005

MARGIN HEDGES AT SEPTEMBER 30, 2004

	Quantity (bbl/day)	Average Margin (US$/bbl)	Margin Hedged (Cdn$ millions) (b)	Hedge Period
Refined product and crude swaps	19 000	6.86	15	2004	(d)

NATURAL GAS HEDGES AT SEPTEMBER 30, 2004

	Quantity (GJ/day)	Average Price (Cdn$/GJ)	Revenue Hedged (Cdn$ millions)	Hedge Period
Swaps	30 000	5.95	6	2004	(e)
Costless collars	10 000	7.50 – 9.04	11 – 14	2004	(f)

(a)          Average price for crude oil swaps is WTI per barrel at Cushing, Oklahoma.

(b)         The revenue and margin hedged is translated to Cdn$ at the September 30, 2004 exchange rate and is subject to change as the Cdn$/US$ exchange rate fluctuates during the hedge period.

(c)          Original hedge term is for the full year unless otherwise noted.

(d)         For the period October to December 2004, inclusive.

(e)          For the month of October 2004.

(f)            For the period November 2004 to March 2005 inclusive.

9. INCOME TAXES

During the first quarter of 2004 the province of Alberta substantively enacted a 1% reduction to its provincial corporate tax rates. Accordingly, the company recognized a reduction in future income tax expense of $53 million related to the revaluation of its opening future income tax balances.

10. LONG-TERM DEBT

In February, 2004 the company retired all of its then outstanding 7.4% Debentures for $125 million. During the third quarter, the company renewed $1.7 billion of its available credit and term loan facilities. At September 30, 2004 the company had available facilities as follows:

($ millions)
Facility that is fully revolving for a period of three years and expires in 2007	1 500
Facility that is fully revolving for 364 days, has a term period of one year and expires in 2006	200
Facilities that can be terminated at any time at the option of the lenders	30
Total available credit facilities	1 730

11. PREFERRED SECURITIES

On March 15, 2004 the company redeemed all of its then outstanding 9.05% and 9.125% preferred securities for total cash consideration of $493 million.

12. ROYALTY ESTIMATE MEASUREMENT UNCERTAINTY

Alberta Crown royalties in effect for each Oil Sands Project are based on annual gross revenues less related transportation costs (R) less allowable costs (C), including the deduction of capital expenditures (the 25% R-C royalty) for each project, subject to a minimum payment of 1% of R. Firebag is being treated by the government of Alberta as a separate Project from the rest of the Oil Sands operations for royalty purposes. The 2004 calendar year is a transitional year for Oil Sands as the remaining amount of prior years’ allowable costs carried forward of approximately $600 million would be claimed before the 25% R-C royalty applies to current year results.

Absolute royalties that may be payable in 2004 are highly sensitive to, among other factors, changes in crude oil and natural gas pricing, foreign exchange rates and total capital and operating costs for each Project. Oil Sands pretax Alberta Crown royalty estimate was $289 million ($186 million after tax) for the first nine months of 2004. The annualized estimate of $425 million ($272 million after tax) was based on nine months of actual results, together with 2004 forward crude oil pricing as at September 30, 2004, current forecasts of capital and operating costs for the remainder of 2004, and a Canadian/US foreign exchange rate of $0.76. Accordingly, actual results will differ, and these differences may be material.

13. CONSOLIDATION OF VARIABLE INTEREST ENTITIES

In 2003 Canadian Accounting Guideline 15 (AcG 15), “Consolidation of Variable Interest Entities” (VIEs) was issued. Effective January 1, 2005 AcG 15 requires consolidation of a VIE where the company will absorb a majority of a VIE’s losses, receive a majority of its returns, or both. The company will be required to consolidate the VIE related to the sale of equipment as described in note 10(c) on page 78 of the company’s 2003 Annual Report. The company does not expect a significant impact on net income upon consolidation of the equipment VIE. The impact on the balance sheet upon adoption in 2005 will be an increase to property, plant and equipment and an increase to liabilities of approximately $20 million. The accounts receivable securitization program, as currently structured, does not meet the AcG 15 criteria for consolidation by Suncor.

The VIE involving the sale of crude oil inventory terminated on June 25, 2004, prior to the effective date of AcG 15. The crude oil inventory was purchased by the company at its fair value of $107 million, resulting in a permanent increase in inventory volumes of 2.1 million barrels.

Highlights

(unaudited)

	2004	2003
CASH FLOW FROM OPERATIONS
(dollars per common share)

For the quarter ended September 30
Cash flow from operations (1)	1.29	1.30
Dividends paid on preferred securities (pretax) (2)	—	0.03
Cash flow from operations after deducting dividends paid on preferred securities (3)	1.29	1.27

For the nine months ended September 30
Cash flow from operations (1)	3.31	3.46
Dividends paid on preferred securities (pretax) (2)	0.02	0.08
Cash flow from operations after deducting dividends paid on preferred securities (3)	3.29	3.38

RATIOS
For the twelve months ended September 30
Return on capital employed (%) (4)	18.9	17.8
Return on capital employed (%) (5)	16.3	15.9

Net debt to cash flow from operations (times) (6)	1.1	1.1
Interest coverage on long-term debt (times)
Net earnings (7)	11.4	12.8
Cash flow from operations (8)	14.4	15.4

As at September 30
Debt to debt plus shareholders’ equity (%) (9)	33.8	34.9

COMMON SHARE INFORMATION
As at September 30
Share price at end of trading
Toronto Stock Exchange – Cdn$	40.40	24.93
New York Stock Exchange – US$	32.01	18.55
Common share options outstanding (thousands)	21 279	22 129

For the nine months ended September 30
Average number outstanding, weighted monthly (thousands)	452 565	449 474

Refer to the Quarterly Operating Summary for a discussion of financial measures not prepared in accordance with generally accepted accounting principles (GAAP).

(1)          Cash flow from operations for the period; divided by the weighted average number of common shares outstanding during the period.

(2)          Dividends paid on preferred securities for the period, before income taxes; divided by the weighted-average number of common shares outstanding during the period.

(3)          Cash flow from operations minus pretax dividends paid on preferred securities, for the period; divided by the weighted-average number of common shares outstanding for the period.

(4)          Net earnings (2004 – $1,069 million; 2003 – $995 million) adjusted for after tax financing expenses (2004 – expense of $7 million; 2003 – income of $34 million) for the twelve month period ended; divided by average capital employed (2004 – $5,701 million; 2003 – $5,592 million). Average capital employed is the sum of shareholders’ equity and short-term debt plus long-term debt less cash and cash equivalents, at the beginning and end of the year, divided by two, less average capitalized costs related to major projects in progress (as applicable). Return on capital employed (ROCE) for Suncor operating segments as presented in the Quarterly Operating Summary is calculated in a manner consistent with consolidated ROCE. For a detailed reconciliation of ROCE prepared on an annual basis, see page 50 of Suncor’s 2003 Annual Report to Shareholders.

(5)          If capital employed were to include capitalized costs related to major projects in progress (average capital employed including major projects in progress: 2004 – $6,594 million; 2003 – $6,259 million), the return on capital employed would be as stated on this line.

(6)          Short-term debt plus long-term debt less cash and cash equivalents, divided by cash flow from operations for the twelve month period then ended.

(7)          Net earnings plus income taxes and interest expense, divided by the sum of interest expense and capitalized interest.

(8)          Cash flow from operations plus current income taxes and interest expense; divided by the sum of interest expense and capitalized interest.

(9)          Short-term debt plus long-term debt; divided by the sum of short-term debt, long-term debt and shareholders’ equity.

Quarterly Operating Summary

(unaudited)

		For the quarter ended				Nine months ended		Total year
	Sept 30 2004	June 30 2004	Mar 31 2004	Dec 31 2003	Sept 30 2003	Sept 30 2004	Sept 30 2003	Dec 31 2003
OIL SANDS
Production (a)
Base operations	230.2	210.8	213.9	235.2	231.5	218.4	210.3	216.6
Firebag	7.3	15.1	5.9	—	—	9.4	—	—
Total production	237.5	225.9	219.8	235.2	231.5	227.8	210.3	216.6
Sales (a)
Light sweet crude oil	113.5	118.7	112.2	132.7	109.0	114.5	105.3	112.3
Diesel	28.7	29.7	27.5	27.2	24.8	28.6	25.9	26.3
Light sour crude oil	76.3	68.9	74.3	81.3	77.5	73.2	70.7	73.3
Bitumen	7.9	14.5	—	8.3	16.1	7.8	5.8	6.4
Total sales	226.4	231.8	214.0	249.5	227.4	224.1	207.7	218.3
Average sales price (1), (b)
Light sweet crude oil	46.03	45.70	40.26	36.67	37.96	43.98	41.78	40.26
Other (diesel, light sour crude oil and bitumen)	42.29	38.28	35.85	30.72	32.92	38.96	35.17	33.93
Total	44.08	41.88	38.16	33.89	35.34	41.45	38.52	37.19
Total *	52.72	48.18	43.28	36.63	38.05	48.17	41.67	40.22

CASH OPERATING COSTS AND TOTAL OPERATING COSTS – BASE OPERATIONS
Cash costs	9.00	9.75	9.65	9.25	8.20	9.45	9.30	9.25
Natural gas	1.40	2.30	2.10	1.60	1.65	1.90	2.35	2.15
Imported bitumen	0.10	0.05	0.40	—	—	0.20	0.05	0.05
Cash operating costs (2),(c)	10.50	12.10	12.15	10.85	9.85	11.55	11.70	11.45
Firebag start-up costs	—	—	1.20	—	—	0.40	—	—
Total cash operating costs (3),(c)	10.50	12.10	13.35	10.85	9.85	11.95	11.70	11.45
Depreciation, depletion and amortization	5.70	6.15	6.20	5.40	5.30	6.00	5.95	5.80
Total operating costs (4),(c)	16.20	18.25	19.55	16.25	15.15	17.95	17.65	17.25

CASH OPERATING COSTS AND TOTAL OPERATING COSTS – FIREBAG
Cash costs	14.90	6.55	—	—	—	9.30	—	—
Natural gas	11.90	11.65	—	—	—	11.70	—	—
Cash operating costs (5),(c)	26.80	18.20	—	—	—	21.00	—	—
Depreciation, depletion and amortization	7.45	5.80	—	—	—	6.35	—	—
Total operating costs (6),(c)	34.25	24.00	—	—	—	27.35	—	—

(for the period ended)
Capital employed (i)	4 182	4 525	4 725	4 050	4 163

(for the twelve months ended)
Return on capital employed (j)	22.8	22.6	18.1	20.8	19.8
Return on capital employed (j) ****	19.0	19.2	16.0	17.4	17.2

			For the quarter ended				Nine months ended		Total year
		Sept 30 2004	June 30 2004	Mar 31 2004	Dec 31 2003	Sept 30 2003	Sept 30 2004	Sept 30 2003	Dec 31 2003
	NATURAL GAS
	Gross production **
	Natural gas (d)	201	209	197	194	194	203	184	187
	Natural gas liquids (a)	2.6	2.2	2.2	2.4	2.5	2.3	2.3	2.3
	Crude oil (a)	1.0	1.1	0.9	1.0	1.6	1.0	1.5	1.4
	Total gross production (e)	37.1	38.1	35.9	35.7	36.4	37.1	34.5	34.9
	Average sales price (1)
	Natural gas (f)	6.49	6.77	6.54	5.53	6.07	6.60	6.73	6.42
	Natural gas (f) *	6.53	6.84	6.59	5.51	6.04	6.66	6.74	6.42
	Natural gas liquids (b)	42.06	43.53	38.13	35.45	33.50	41.31	36.29	36.08
	Crude oil – conventional (b)	55.43	47.08	44.14	36.91	38.31	48.85	41.02	40.29
	Net wells drilled
Conventional	– Exploratory ***	3	3	4	5	1	10	28	33
	– Development	3	—	8	6	9	11	15	21
		6	3	12	11	10	21	43	54

	(for the period ended)
	Capital employed (i)	410	421	418	400	373

	(for the twelve months ended)
	Return on capital employed (j)	30.4	29.9	27.7	29.2	24.4

	ENERGY MARKETING AND REFINING – CANADA
	Refined product sales (g)
	Transportation fuels
	Gasoline
	Retail	4.6	4.5	4.2	4.4	4.3	4.5	4.4	4.4
	Other	4.3	4.1	4.0	3.9	4.5	4.1	3.9	4.2
	Jet fuel	1.0	0.7	1.0	0.7	0.8	0.9	0.7	0.7
	Diesel	3.0	3.1	2.9	3.1	2.8	3.0	2.7	3.0
	Total transportation fuel sales	12.9	12.4	12.1	12.1	12.4	12.5	11.7	12.3
	Petrochemicals	0.7	0.6	0.9	0.7	0.6	0.8	0.8	0.8
	Heating oils	0.2	0.3	0.8	0.5	0.2	0.4	0.4	0.5
	Heavy fuel oils	0.5	0.7	0.8	0.5	1.4	0.7	0.9	0.8
	Other	1.0	1.5	0.6	0.4	0.6	1.0	0.8	0.6
	Total refined product sales	15.3	15.5	15.2	14.2	15.2	15.4	14.6	15.0

	Margins (h)
	Refining (7)	8.8	7.4	7.8	7.0	6.5	8.1	6.3	6.5
	Refining (7) *	8.8	8.0	7.8	6.9	6.4	8.3	6.2	6.4
	Retail (8)	3.7	4.3	5.0	6.3	7.0	4.3	6.7	6.6

	Crude oil supply and refining
	Processed at Sarnia refinery (g)	11.6	9.5	12.0	9.6	10.1	11.0	10.9	10.5
	Utilization of refining capacity (j)	104	85	108	86	91	99	98	95

	(for the period ended)
	Capital employed (i)	528	587	567	551	523

	(for the twelve months ended)
	Return on capital employed (j)	11.2	7.8	11.8	10.3	11.0
	Return on capital employed (j)****	10.8	7.8	11.8	10.3	11.0

		For the quarter ended				Nine months ended		Total year
	Sept 30 2004	June 30 2004	Mar 31 2004	Dec 31 2003	Sept 30 2003	Sept 30 2004	Sept 30 2003	Dec 31 2003
REFINING AND MARKETING – U.S.A. *****
Refined product sales (g)
Transportation fuels
Gasoline
Retail	0.7	0.6	0.7	0.7	0.7	0.7	0.7	0.7
Other	4.3	3.6	3.4	3.4	3.5	3.7	3.5	3.5
Jet fuel	0.7	0.5	0.4	0.5	0.6	0.5	0.6	0.5
Diesel	2.5	1.9	2.2	2.3	2.3	2.2	2.3	2.3
Total transportation fuel sales	8.2	6.6	6.7	6.9	7.1	7.1	7.1	7.0
Asphalt	1.9	1.8	1.2	1.4	2.1	1.6	2.1	1.7
Other	0.8	0.5	0.2	0.3	0.6	0.5	0.6	0.4
Total refined product sales	10.9	8.9	8.1	8.6	9.8	9.2	9.8	9.1

Margins (h)
Refining (7)	5.1	9.0	5.0	4.6	7.9	6.4	7.9	5.9
Refining (7) *	5.3	9.3	5.0	4.6	7.9	6.6	7.9	5.9
Retail (8)	4.2	6.2	5.0	4.8	6.4	5.1	6.4	5.6

Crude oil supply and refining
Processed at Denver refinery (g)	9.5	8.2	8.1	9.2	9.6	8.6	9.6	9.4
Utilization of refining capacity (j)	99	86	85	96	101	90	101	98

(for the period ended)
Capital employed (i)	241

(for the twelve months ended)
Return on capital employed (j)	10.0
Return on capital employed (j)****	9.6

Non-GAAP Financial Measures

Certain financial measures referred to in the Highlights and Quarterly Operating Summary are not prescribed by generally accepted accounting principles (GAAP). Suncor includes cash flow from operations, return on capital employed and cash and total operating costs per barrel data because investors may use this information to analyze operating performance, leverage and liquidity. The additional information should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Definitions

(1) Average sales price	• This operating statistic is calculated before royalties and net of related transportation costs (including or excluding the impact of hedging activities as noted).

(2) Cash operating costs – Base operations

•       Include cash costs that are defined as operating, selling and general expenses (excluding inventory changes), accretion expense, taxes other than income taxes and the cost of bitumen imported from third parties. Per barrel amounts are based on production volumes. For a reconciliation of this non GAAP financial measure see Management’s Discussion and Analysis.

(3) Total cash operating costs – Base operations	• Include cash operating costs – Base operations as defined above and cash start-up costs for in-situ operations. Per barrel amounts are based on mining production volumes.

(4) Total operating costs – Base operations	• Include total cash operating costs – Base operations as defined above and non-cash operating costs. Per barrel amounts are based on mining production volumes.

(5) Cash operating costs – Firebag

•       Include cash costs that are defined as operating, selling and general expenses (excluding inventory changes), accretion expense and taxes other than income taxes. Per barrel amounts are based on in-situ production volumes.

(6) Total operating costs – Firebag	• Include cash operating costs – Firebag as defined above and non-cash operating costs. Per barrel amounts are based on in-situ production volumes.

(7) Refining margin	• This operating statistic is calculated as the average wholesale unit price from all products less average unit cost of crude oil.

(8) Retail margin

•       This operating statistic is calculated as the average street price of Sunoco (Energy, Marketing and Refining – Canada) and Phillips 66-branded (Refining and Marketing – U.S.A.) retail gasoline net of federal excise tax and other adjustments, less refining gasoline transfer price.

Explanatory Notes

*                                         Excludes the impact of hedging activities.

**                                  Currently all Natural Gas production is located in the Western Canada Sedimentary Basin.

***                           Excludes exploratory wells in progress.

****                    If capital employed were to include capitalized costs related to major projects in progress, the return on capital employed would be as stated on this line.

*****             Refining and Marketing — U.S.A. reflects the results of operations since acquisition on August 1, 2003.

(a) thousands of barrels per day	(e) thousands of barrels of oil equivalent per day	(i) $millions
(b) dollars per barrel	(f) dollars per thousand cubic feet	(j) percentage
(c) dollars per barrel rounded to the nearest $0.05	(g) thousands of cubic metres per day
(d) millions of cubic feet per day	(h) cents per litre

Metric conversion

Crude oil, refined products, etc.	1m3 (cubic metre) = approx. 6.29 barrels